Q3 FY2026
ENDAVA ANNOUNCES THIRD QUARTER FISCAL YEAR 2026 RESULTS

Q3 FY2026
8.4% Year on Year Revenue Decline to £178.5 million
6.4% Revenue Decline at Constant Currency
Diluted EPS £(7.55) compared to £0.18 in the prior year comparative period
Adjusted Diluted EPS £0.05 compared to £0.34 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), the technology-driven business transformation group whose AI-native approach combines cutting edge technology with deep industry expertise, today announced results for the three months ended March 31, 2026 ("Q3 FY2026").
"This has been one of the more challenging periods Endava has faced in recent years. Demand remains uneven across sectors, deal cycles continue to be extended, and clients are scrutinizing technology spending more carefully than at any point since the macro slowdown began. Against this backdrop, revenue came in below expectations, margin contracted, and we recognized a non-cash goodwill impairment.
We are disappointed by these outcomes, but it is important to distinguish near-term execution challenges from our long-term strategic positioning. During the quarter, we accelerated our transition toward AI-native delivery and deepened our presence in payments transformation work. We also engaged more directly with senior client decision-makers on enterprise-scale AI initiatives.
We recently announced a collaboration with Mastercard combining our AI-native engineering and industry expertise with Mastercard’s global reach and data-driven products and services. Additionally, we were selected as a strategic partner by Tyl by NatWest, NatWest Group’s merchant-payments arm, to modernize and expand its payments-acceptance platform.
These initiatives, and others like them, have moved our AI driven business up from 5% of total revenue a year ago in Q3FY25, to 15% of total revenue in Q3FY26, showing the underlying momentum of our pivot.
By keeping our teams focused on these priorities and serving as trusted partners to decision-makers who are redefining their technology roadmaps, we believe we are positioning Endava to convert today’s headwinds into tomorrow’s momentum," said John Cotterell, Endava's CEO.

Q3 FY2026
THIRD QUARTER FISCAL YEAR 2026 FINANCIAL METRICS:
•Revenue for Q3 FY2026 was £178.5 million, a decline of 8.4% compared to £194.8 million in the same period in the prior year.
•Revenue decline at constant currency (a non-IFRS measure)* was 6.4% for Q3 FY2026.
•Loss before tax for Q3 FY2026 was £(372.0) million, compared to profit before tax of £13.6 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q3 FY2026 was £3.2 million, or 1.8% of revenue, compared to £24.6 million, or 12.6% of revenue, in the same period in the prior year.
•Loss for the period was £(394.4) million, resulting in diluted loss per share of £(7.55), compared to profit for the period of £10.9 million and diluted earnings per share ("EPS") of £0.18 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £2.6 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.05, compared to adjusted profit for the period of £20.1 million and adjusted diluted EPS of £0.34 in the same period in the prior year.
•During the quarter, an impairment of £364.6 million was recognised against goodwill, which is included as an exceptional item in the condensed consolidated statements of comprehensive income. This goodwill impairment has arisen due to the performance of the Company in the year to date, as well as management's reforecast of the Company's future performance through to FY31 and into perpetuity, by comparing the Company's recoverable amount derived from future forecasts to the Company's enterprise value. No goodwill impairment was recognised in the same period in the prior year.
•During the quarter the Group incurred a tax charge of £23.2m relating to the derecognition of the entire UK deferred tax asset. The amount is included as an exceptional item in the condensed consolidated statements of comprehensive income. The derecognition follows a reassessment of the recoverability of the deferred tax asset based on updated expectations for future UK taxable profits. The reassessment is consistent with the reforecast of the company’s future performance considered in the assessment of the recoverable value of goodwill.

Q3 FY2026
CASH FLOW:
•Net cash used in operating activities was £(0.4) million in Q3 FY2026, compared to net cash from operating activities of £18.7 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £(3.1) million in Q3 FY2026, compared to £17.5 million in the same period in the prior year.
•At March 31, 2026, Endava had cash and cash equivalents of £48.4 million, compared to £59.3 million at June 30, 2025.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”
OTHER METRICS FOR THE QUARTER ENDED MARCH 31, 2026:
•Headcount totaled 11,225 at March 31, 2026, with an average of 10,166 operational employees in Q3 FY2026, compared to a headcount of 11,365 at March 31, 2025 and an average of 10,272 operational employees in the same period in the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 129 at March 31, 2026 compared to 136 clients at March 31, 2025.
•Top 10 clients accounted for 40% of revenue in Q3 FY2026, compared to 39% in the same period in the prior year.
•By geographic region, 38% of revenue was generated in North America, 23% was generated in Europe, 33% was generated in the United Kingdom and 6% was generated in the rest of the world in Q3 FY2026. This compares to 37% in North America, 22% in Europe, 35% in the United Kingdom and 6% in the Rest of the World in the same period in the prior year.
•By industry vertical, 23% of revenue was generated from Payments, 22% from BCM, 9% from Insurance, 16% from TMT, 8% from Mobility, 11% from Healthcare, and 11% from Other in Q3 FY2026. This compares to 19% from Payments, 21% from BCM, 9% from Insurance, 18% from TMT, 8% from Mobility, 12% from Healthcare, and 13% from Other in the same period in the prior year.

Q3 FY2026
OUTLOOK:
Fourth Quarter Fiscal Year 2026:
Endava expects revenue will be in the range of £181.0 million to £185.0 million, representing a constant currency revenue decline of between (3.5)% and (1.0)% on a year-over-year basis. Endava expects adjusted diluted EPS to be in the range of £0.09 to £0.13 per share.
Full Fiscal Year 2026:
Endava expects revenue will be in the range of £721.8 million to £725.8 million, representing a constant currency revenue decline of between (6.0)% and (5.0)% on a year-over-year basis. Endava expects adjusted diluted EPS to be in the range of £0.45 to £0.49 per share.
This above guidance for the fourth quarter and full fiscal year 2026 assumes the exchange rates on April 30, 2026 (when the exchange rate was 1 British Pound to 1.35 US Dollar and 1.16 Euro).
Endava is not able, at this time, to reconcile its expectations for the fourth quarter and full fiscal year 2026 for a rate of revenue growth or decline at constant currency or adjusted diluted EPS to their respective most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange losses / (gains), net, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.
The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.
SHARE REPURCHASE PROGRAM:
As of March 31, 2026, the Company had repurchased an aggregate of 8,047,338 American Depositary Shares for $121.9 million under its share repurchase program. As of March 31, 2026, the Company had $28.1 million remaining for repurchase under our Board's share repurchase authorization.

Q3 FY2026
CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, May 21, 2026, to review its Q3 FY2026 results. To participate in Endava’s Q3 FY2026 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Thursday, June 18, 2026.
ABOUT ENDAVA PLC:
Endava is a leading provider of next-generation technology services, dedicated to enabling its clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, Endava consults and partners with clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, it supports clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
Endava’s clients span payments, insurance, banking and capital markets, technology, media, telecommunications, healthcare, mobility, retail and consumer goods and more. As of March 31, 2026, 11,225 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East.

Q3 FY2026
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue (decline)/growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.
Revenue (decline)/growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended March 31, 2025 were used to convert revenue for the fiscal quarter ended March 31, 2026 and the revenue for the comparable prior period.
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s (loss)/profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange losses/(gains), net, goodwill impairment charge, restructuring costs, exceptional people charges, and fair value movement of contingent consideration, all of which are non-cash items except for realised foreign currency exchange losses/(gains), net, restructuring costs and exceptional people charges. Our Adjusted PBT margin is our Adjusted PBT as a percentage of our total revenue.
Adjusted profit for the period is defined as Adjusted PBT less the adjusted tax charge for the period. The adjusted tax charge is the tax charge adjusted for the tax impact of the adjustments to PBT, the release of the deferred tax liability relating to Romanian withholding tax and the reduction of the UK deferred tax asset in full.
Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.
Adjusted free cash flow is the Company’s net cash from / (used in) operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible). Adjusted free cash flow is not intended to be a measure of residual cash available for management's discretionary use since it omits significant sources and uses of cash flow, including mandatory debt repayments and changes in working capital.

Q3 FY2026
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below and not rely on any single financial measure to evaluate the Company’s business.
FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "intends," "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding our long-term strategic positioning, Endava's business strategies, plans, operations and growth opportunities, and Endava's future financial performance, including management's financial outlook for the fourth quarter and full fiscal year 2026. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals, including as a result of a slower conversion of its pipeline; Endava's expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava's ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava's addressable market and market trends;

Q3 FY2026
Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava's plans for growth and future operations, including its ability to manage its growth; Endava's ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava's future financial performance; the impact of unstable market, economic, and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2025 filed with the SEC on September 4, 2025 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.
INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q3 FY2026

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025
	£’000	£’000	£’000	£’000
REVENUE	540,823	585,479	178,538	194,838
Cost of sales
Direct cost of sales	(413,131)	(417,317)	(139,292)	(134,251)
Allocated cost of sales	(19,218)	(20,896)	(6,038)	(6,998)
Total cost of sales	(432,349)	(438,213)	(145,330)	(141,249)
GROSS PROFIT	108,474	147,266	33,208	53,589
Selling, general and administrative expenses	(120,349)	(124,449)	(39,218)	(37,135)
Goodwill impairment charge	(364,624)	—	(364,624)	—
OPERATING (LOSS) / PROFIT	(376,499)	22,817	(370,634)	16,454
Net finance expense	(11,151)	(2,503)	(1,318)	(2,857)
(LOSS) / PROFIT FOR THE PERIOD BEFORE TAX	(387,650)	20,314	(371,952)	13,597
Tax on profit / (loss) on ordinary activities	(21,855)	(270)	(22,490)	(2,651)
(LOSS) / PROFIT FOR THE PERIOD	(409,505)	20,044	(394,442)	10,946
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact	4,945	(21,554)	(929)	(7,741)
Total comprehensive (expense) / income for the year attributable to the equity holders of the Company	(404,560)	(1,510)	(395,371)	3,205

(LOSS) / EARNINGS PER SHARE:
Weighted average number of shares outstanding - Basic	52,716,456	59,234,601	52,234,286	59,164,297
Weighted average number of shares outstanding - Diluted	52,716,456	59,566,531	52,234,286	59,434,080
Basic (Loss) / EPS (£)	(7.77)	0.34	(7.55)	0.19
Diluted (Loss) / EPS (£)	(7.77)	0.34	(7.55)	0.18

Q3 FY2026

CONDENSED CONSOLIDATED BALANCE SHEETS	March 31, 2026	June 30, 2025	March 31, 2025 (1)
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	113,007	473,296	490,955
Intangible assets	102,794	100,890	110,471
Property, plant and equipment	14,998	14,177	15,036
Lease right-of-use assets	37,013	41,515	44,240
Deferred tax assets	7,342	19,030	20,792
Financial assets and other receivables	3,258	5,009	9,141
TOTAL	278,412	653,917	690,635
ASSETS - CURRENT
Trade and other receivables	210,822	209,523	193,131
Corporation tax receivable	1,029	12,865	10,084
Financial assets	199	121	119
Cash and cash equivalents	48,376	59,345	68,277
TOTAL	260,426	281,854	271,611
TOTAL ASSETS	538,838	935,771	962,246
LIABILITIES - CURRENT
Lease liabilities	13,735	13,661	13,922
Trade and other payables	104,960	96,827	101,161
Corporation tax payable	7,198	7,757	6,088
Contingent consideration	192	100	80
Deferred consideration	—	3,376	3,349
TOTAL	126,085	121,721	124,600
LIABILITIES - NON CURRENT
Borrowings	195,776	180,943	136,456
Lease liabilities	29,099	33,448	35,225
Deferred tax liabilities	13,841	15,183	19,674
Tax liabilities related to Pillar II Income tax	646	584	—
Contingent consideration	159	401	329
Other liabilities	592	552	377
TOTAL	240,113	231,111	192,061
EQUITY
Share capital	1,044	1,123	1,189
Share premium	21,280	21,280	21,280
Merger relief reserve	63,440	63,440	63,440
Retained earnings	142,210	575,428	619,216
Other reserves	(55,329)	(60,369)	(41,613)
Treasury shares	—	(17,958)	(17,922)
Investment in own shares	(5)	(5)	(5)
TOTAL	172,640	582,939	645,585
TOTAL LIABILITIES AND EQUITY	538,838	935,771	962,246
(1) Restated to include the effect of revisions arising from provisional to final acquisition accounting for GalaxE.

Q3 FY2026

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
(Loss) / Profit for the period	(409,505)	20,044	(394,442)	10,946
Income tax charge	21,855	270	22,490	2,651
Non-cash adjustments	415,116	64,720	377,451	18,513
Tax received / (paid)	2,251	(6,943)	(1,643)	(3,157)
Research & Development Credit received	8,567	—	4,696	—
Net changes in working capital	1,757	(23,010)	(8,921)	(10,294)
Net cash from / (used in) operating activities	40,041	55,081	(369)	18,659

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(14,010)	(2,932)	(2,883)	(1,361)
Proceeds from disposal of non-current assets	114	255	51	219
Payment for acquisition of subsidiary, net of cash acquired	(4,443)	(6,676)	(857)	(776)
Interest received	1,493	978	244	258
Net cash used in investing activities	(16,846)	(8,375)	(3,445)	(1,660)

FINANCING ACTIVITIES
Proceeds from borrowings	54,903	35,000	11,903	25,000
Repayment of borrowings	(43,634)	(40,842)	(20,304)	(10,000)
Proceeds from sublease	90	92	37	28
Repayment of lease liabilities	(9,478)	(9,357)	(2,895)	(3,198)
Repayment of lease interest	(1,259)	(1,447)	(404)	(458)
Grant received	105	274	95	—
Interest and debt financing costs paid	(7,707)	(6,510)	(2,545)	(2,228)
Payment for repurchase of own shares	(27,431)	(17,808)	(2,446)	(17,808)
Net cash (used in) financing activities	(34,411)	(40,598)	(16,559)	(8,664)
Net change in cash and cash equivalents	(11,216)	6,108	(20,373)	8,335

Cash and cash equivalents at the beginning of the period	59,345	62,358	68,484	60,065
Effects of exchange rate changes on cash and cash equivalents	247	(189)	265	(123)
Cash and cash equivalents at the end of the period	48,376	68,277	48,376	68,277

Q3 FY2026
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE (DECLINE) / GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE (DECLINE) / GROWTH RATE AT CONSTANT CURRENCY:

	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025
REVENUE (DECLINE) / GROWTH RATE AS REPORTED UNDER IFRS	(7.6)%	7.2%	(8.4%)	11.7%
Impact of Foreign exchange rate fluctuations	1.3%	1.6%	2.0%	0.7%
REVENUE (DECLINE) / GROWTH RATE AT CONSTANT CURRENCY	(6.3)%	8.8%	(6.4%)	12.4%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025
	£’000	£’000	£’000	£’000

(LOSS) / PROFIT BEFORE TAX	(387,650)	20,314	(371,952)	13,597
Adjustments:
Share-based compensation expense	18,594	28,186	4,418	6,221
Amortisation of acquired intangible assets	15,240	16,236	5,070	4,054
Foreign currency exchange losses / (gains), net	3,772	1,446	(1,070)	4,866
Goodwill impairment charge	364,624	—	364,624	—
Restructuring costs	9,056	5,494	2,525	—
Exceptional people charges	668	—	—	—
Fair value movement of contingent consideration	(626)	(5,963)	(457)	(4,092)
Total adjustments	411,328	45,399	375,110	11,049
ADJUSTED PROFIT BEFORE TAX	23,678	65,713	3,158	24,646

(LOSS) / PROFIT FOR THE PERIOD	(409,505)	20,044	(394,442)	10,946
Adjustments:
Adjustments to (loss) / profit before tax	411,328	45,399	375,110	11,049
UK deferred tax asset derecognition	23,225	—	23,225	—
Release of Romanian withholding tax	—	(3,800)	—	—
Tax impact of adjustments	(5,916)	(8,539)	(1,274)	(1,857)
ADJUSTED PROFIT FOR THE PERIOD	19,132	53,104	2,619	20,138

Q3 FY2026
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025
	£’000	£’000	£’000	£’000

DILUTED (LOSS) / EARNINGS PER SHARE (£)	(7.77)	0.34	(7.55)	0.18
Adjustments:
Share-based compensation expense	0.35	0.47	0.08	0.10
Amortisation of acquired intangible assets	0.29	0.27	0.10	0.07
Foreign currency exchange losses / (gains) net	0.07	0.02	(0.02)	0.08
Goodwill impairment charge	6.92	—	6.98	—
Restructuring costs	0.17	0.09	0.05	—
Exceptional people charges	0.01	—	—	—
Fair value movement of contingent consideration	(0.01)	(0.09)	(0.01)	(0.06)
UK deferred tax asset derecognition	0.44	—	0.44	—
Release of Romanian withholding tax	—	(0.06)	—	—
Tax impact of adjustments	(0.11)	(0.15)	(0.02)	(0.03)
Total adjustments	8.13	0.55	7.60	0.16
ADJUSTED DILUTED EARNINGS PER SHARE (£)	0.36	0.89	0.05	0.34

RECONCILIATION OF NET CASH FROM / (USED IN) OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025
	£’000	£’000	£’000	£’000

NET CASH FROM / (USED IN) OPERATING ACTIVITIES	40,041	55,081	(369)	18,659
Adjustments:
Grant received	105	274	95	—
Net purchases of non-current assets (tangibles and intangibles)	(13,896)	(2,677)	(2,832)	(1,142)
ADJUSTED FREE CASH FLOW	26,250	52,678	(3,106)	17,517

Q3 FY2026
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025
	£’000	£’000	£’000	£’000

Direct cost of sales	12,309	19,550	3,026	4,502
Selling, general and administrative expenses	6,285	8,636	1,392	1,719
Total	18,594	28,186	4,418	6,221

DEPRECIATION AND AMORTISATION	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025
	£’000	£’000	£’000	£’000

Direct cost of sales	13,240	15,571	3,958	5,158
Selling, general and administrative expenses	17,095	18,525	5,592	4,805
Total	30,335	34,096	9,550	9,963

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT	Nine Months Ended March 31		Three Months Ended March 31
	2026	2025	2026	2025

Closing number of total employees (including directors)	11,225	11,365	11,225	11,365
Average operational employees	10,275	10,452	10,166	10,272

Top 10 customers %	35%	36%	40%	39%
Number of clients with > £1m of revenue (rolling 12 months)	129	136	129	136

Geographic split of revenue %
North America	40%	38%	38%	37%
Europe	23%	24%	23%	22%
UK	31%	33%	33%	35%
Rest of World (RoW)	6%	5%	6%	6%

Industry vertical split of revenue %
Payments	20%	19%	23%	19%
Banking and Capital Markets	22%	19%	22%	21%
Insurance	9%	9%	9%	9%
TMT	16%	20%	16%	18%
Mobility	8%	8%	8%	8%
Healthcare	12%	12%	11%	12%
Other	13%	13%	11%	13%